Exhibit (e)(2)

Mr. Neil M. Ashe

CNET Networks, Inc.

235 Second Street

San Francisco, CA 94105

Re:  Amended and Restated Employment Agreement

Dear Neil:	May 15, 2008

CBS Corporation (“CBS”), Ten Acquisition Corp., and CNET Networks, Inc. (“CNET” or the “Company”) have entered into an Agreement and Plan of Merger, dated as of May 15, 2008 (the “Merger Agreement”), providing for the acquisition of the Company by CBS pursuant to a tender offer (the “Offer”) and a subsequent merger of Ten Acquisition Corp. with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of CBS. You currently are party to an Employment Agreement, dated as of December 20, 2006, with the Company (the “Existing Employment Agreement”). The purpose of this letter is to set forth the terms of your continued employment by the Company and CBS following the Merger. CBS agrees to employ you and you agree to accept such employment as President of CNET which, following the Merger, will include the CNET business and certain interactive businesses of CBS, upon the following terms and conditions:

1. Existing Employment Agreement. You agree to continue your employment with the Company under the Existing Employment Agreement until the Effective Time (as defined in the Merger Agreement) of the Merger. In furtherance thereof, you and the Company agree that notwithstanding anything contained in Section 2 of the Existing Agreement, you shall remain employed by the Company during the period between the execution of the Merger Agreement and the Effective Time of the Merger. Furthermore, notwithstanding anything to the contrary contained in the Existing Employment Agreement, you agree that neither the consummation of the Offer or the Merger shall constitute Good Reason under the Existing Employment Agreement. In consideration of the foregoing, the Company agrees that, as soon as practicable following the later of January 1, 2009 (but in no event later than January 31, 2009) or the Effective Time, you shall receive $500,000, plus an additional amount equal to a pro-rata portion of your annual bonus for the year in which the Effective Time occurs, pro-rated based on the number of completed days of such year prior to the Effective Time. Except as otherwise provided in this paragraph 1 and in paragraph 19 of this Agreement, the Existing Employment Agreement will remain in full force and effect in accordance with its terms through the Effective Time.

2. Term. The term of your employment under this Agreement shall commence at the Effective Time and, unless terminated by CBS or you pursuant to

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May 15, 2008

paragraph 9 or because of your death or Disability (as defined below), shall continue through and until the third anniversary date after the Effective Time (each twelve-month period during the Term, a “Contract Year”). Such three-year period is referred to as the “Term” notwithstanding any earlier termination of your employment for any reason.

3. Duties. You agree to devote your entire business time, attention and energies to the business of CNET. You will be President of CNET and you agree to perform all duties reasonable and consistent with that office as the President of CBS-I (currently Quincy Smith) and the President and Chief Executive Officer (CEO) of CBS (currently Leslie Moonves) may assign to you from time to time.

4. Compensation.

(a) Salary. For all the services rendered by you in any capacity under this Agreement commencing as of the Effective Time, CBS agrees to pay you base salary (“Salary”) at the rate Seven Hundred Fifty Thousand Dollars ($750,000) per annum, which amount may be increased but not decreased, less applicable deductions and withholding taxes, in accordance with CBS’s payroll practices as they may exist from time to time.

(b) Bonus Compensation. You also shall be eligible, commencing as of the Effective Time, to receive annual bonus compensation (“Bonus”) during your employment with CBS under this Agreement, determined and payable as follows:

(i)	Your Bonus for each calendar year during the Term will be determined in accordance with the guidelines of the CBS Short Term Incentive Plan (the “STIP”), subject to the guidelines applicable to such plans as they may be amended from time to time without notice in the sole discretion of CBS.

(ii)	Your target bonus (“Target Bonus”) during the Term shall be not less than 100% of your Salary as in effect on November 1st of such year or the last day of the Term, if earlier. Your Bonus for any of those calendar years may be subject to proration for the portion of such calendar year that you were employed by CBS.

(iii)	Your Bonus for any calendar year shall be payable, less applicable deductions and withholding taxes, by February 28th of the following year.

(c) Long-Term Incentive Compensation. You shall be eligible to receive annual grants of long-term incentive compensation under the CBS long-term management incentive plan as may be amended from time to time without notice in the sole discretion of CBS. You shall have

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a “Target” long-term incentive award with a grant date value equal to not less than One Million Six Hundred Twenty Five Thousand Dollars ($1,625,000) for each Contract Year (for the avoidance of doubt, the grants, if any, made under this sentence shall be made in calendar years 2009, 2010, and 2011). The precise amount, form and timing of the award of any such long-term incentive award, if any, shall be determined in the sole discretion of the CBS Compensation Committee. In addition to the awards that may be made in 2009, 2010, and 2011, you shall be eligible to receive an award of stock options (an “Option”) under the CBS’s 2004 Long-Term Management Incentive Plan (the “LTMIP) or any successor plan, with a value, determined in the same manner as customarily used for stock option awards to CBS executives, of One Million Six Hundred Twenty Five Thousand Dollars ($1,625,000) following the close of business ten trading days after the Merger (the “Grant Date”), herein referred to as the “2008 Grant”. Each Option shall have a per share exercise price equal to the closing price of CBS’s Class B Common Stock on the New York Stock Exchange on the Date of Grant and shall vest in four equal installments on each of the anniversaries of the Grant Date (but subject to acceleration in certain circumstances as provided for in paragraph 9(c)). Other than as provided in paragraph 9(c), the terms and conditions set forth in an option agreement evidencing the Option shall be no less favorable to you than the terms and conditions generally applicable to other Senior Executives of CBS.

5. Benefits. You will be eligible for vacation leave in accordance with CNET’s vacation policy in effect as of May 14, 2008. You shall participate in such medical, dental, life insurance, long-term disability insurance, retirement, long-term incentive and other plans as CBS may have or establish from time to time for CBS-I executives and in which you would be entitled to participate under the terms of the plan. This provision, however, shall not be construed to either require the Company to establish any welfare, compensation or long-term incentive plans, or to prevent the modification or termination of any plan once established, and no action or inaction with respect to any plan shall affect this Agreement. Notwithstanding the foregoing, the provisions of this paragraph 5 are subject to CBS’s obligations under the Merger Agreement.

6. Business Expenses. During your employment under this Agreement, CBS-I shall reimburse you for such reasonable travel and other expenses incurred in the performance of your duties as are customarily reimbursed to CBS-I executives at comparable levels, including reimbursement for first class air travel. Any such expenses shall be reimbursed by CBS in accordance with its policies and practices, and in no

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event will CBS be obligated to (nor will CBS) reimburse you if your expense reports and other supporting documents required under such policies and practices are submitted to CBS untimely (e.g., such that reimbursement would be made later than December 31 of the year following the year in which you incur a given expense).

7. Non-Competition, Confidential Information, Etc.

(a) Non-Competition. You agree that your employment with CBS is on an exclusive basis and that, while you are employed by CBS, or any of its subsidiaries you will not engage in any other business activity which is in conflict with your duties and obligations (including your commitment of time) under this Agreement. You further agree that, during the Non-Compete Period (as defined below), you shall not directly or indirectly engage in or participate in (or negotiate or sign any agreement to engage in or participate in), whether as an owner, partner, stockholder, officer, employee, director, agent of or consultant for, any business which at such time competitive with any business, division, operation or other activity of CBS, or any of its subsidiaries (x) with respect to which you had any responsibility, involvement or supervision, (y) with respect to which you had access to any Confidential Information (as defined below) that could benefit such competitor’s business or harm CBS’ business or (z) where you would provide services of the same or similar nature as services performed by you for CBS; provided, that this provision shall not prevent you from investing as less than a one (1%) percent stockholder in the securities of any company listed on a national securities exchange or quoted on an automated quotation system. The Non-Compete Period shall cover the entire period of the Term including the period during which you remain exclusive to CBS and during which any payments are made to you pursuant to paragraph 9(c), until and unless CBS has accepted a written request from you, in accordance with the provisions of paragraph 7(j), which relates to the opportunity you have to request that CBS terminate your obligation under this paragraph 7(a) in exchange for waiving your right to certain compensation and benefits. Notwithstanding the foregoing, in no event shall the Non-Compete Period extend beyond 12 months after you cease to be employed by CBS or its affiliates. Further, if you remain employed with CBS through the Term, the Non-Compete Period will not extend beyond the Term. The foregoing shall not preclude your rendering charitable or civic services for others, so long as such services do not interfere with your ability to perform services under this agreement.

(b) Confidential Information. You agree that, during the Term and at any time thereafter, (i) you shall not use for any purpose other than the duly authorized business of CBS, or disclose to any third party, any information relating to CBS, CBS-I, CNET or any of CBS’s affiliated companies which is non-public, confidential or proprietary to CBS, CBS-I, CNET or any of CBS’s affiliated companies (“Confidential Information”), including any trade secret or any written (including in any electronic form) or oral communication incorporating Confidential Information in any way (except

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as may be required by law or in the performance of your duties under this Agreement consistent with CBS’s policies); and (ii) you will comply with any and all confidentiality obligations of CBS to a third party, whether arising under a written agreement or otherwise. Information shall not be deemed Confidential Information which (w) is or becomes generally available to the public other than as a result of a disclosure by you or at your direction or by any other person who directly or indirectly receives such information from you, (x) is or becomes available to you on a non-confidential basis from a source which you reasonably believe is entitled to disclose it to you, (y) is independently developed by you without reference to any Confidential Information, or (z) was known to you prior to your employment with CNET.

(c) No Solicitation, Etc.:

(i)	You agree that, while employed by CBS and for the greater of twelve (12) months thereafter or for so long as CBS is making any payments, to you pursuant to paragraph 9(c), you shall not, directly or indirectly employ or solicit the employment of any person (other than your personal assistant) who is then or has been within six (6) months prior thereto, an employee of CBS-I or CNET. Notwithstanding anything to the contrary herein, a general employment advertisement by an entity of which you are a part will not constitute solicitation or recruitment;

(ii)	You agree that, while employed by CBS, you shall not do any act or thing to cause, bring about, or induce any interference with, disturbance to, or interruption of any of the then-existing relationships (whether or not such relationships have been reduced to formal contracts) of CBS, or any of CBS’s affiliated companies with any customer, employee, consultant or supplier.

(d) CBS Ownership. The results and proceeds of your services under this Agreement, including, without limitation, any works of authorship resulting from your services during your employment with CBS, and/or any of CBS’s affiliated companies and any works in progress resulting from such services, shall be works-made-for-hire and CBS shall be deemed the sole owner throughout the universe of any and all rights of every nature in such works, whether such rights are now known or hereafter defined or discovered, with the right to use the works in perpetuity in any manner CBS determines in its sole discretion without any further payment to you. If, for any reason, any of such results and proceeds are not legally deemed a work-made-for-hire and/or there are any rights in such results and proceeds which do not accrue to CBS under the preceding sentence, then you hereby irrevocably assign and agree to assign any and all of your right, title and interest thereto, including, without limitation, any and all copyrights, patents, trade secrets, trademarks and/or other rights of every nature in the work, whether now known or hereafter defined or discovered, and CBS shall have the right to use the

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work in perpetuity throughout the universe in any manner CBS determines in its sole discretion without any further payment to you. You shall, as may be requested by CBS from time to time, do any and all things which CBS may deem useful or desirable to establish or document CBS’s rights in any such results and proceeds, including, without limitation, the execution of appropriate copyright, trademark and/or patent applications, assignments or similar documents and, if you are unavailable or unwilling to execute such documents, you hereby irrevocably designate the President and CEO, CBS Corporation or his designee as your attorney-in-fact with the power to execute such documents on your behalf. To the extent you have any rights in the results and proceeds of your services under this Agreement that cannot be assigned as described above, you unconditionally and irrevocably waive the enforcement of such rights. This paragraph 7(d) is subject to, and does not limit, restrict, or constitute a waiver by CBS of any ownership rights to which CBS may be entitled by operation of law by virtue of being your employer.

(e) Litigation.

(i)	You agree that during the Term, and for the greater of: (i) six (6) months thereafter; or (ii) during the pendency of any litigation or other proceeding, (x) you shall not communicate with anyone (other than your own attorneys and tax advisors), except to the extent necessary in the performance of your duties under this Agreement, with respect to the facts or subject matter of any pending or potential litigation, or regulatory or administrative proceeding involving CBS, or any of CBS’s affiliated companies, other than any litigation or other proceeding in which you are a party-in-opposition, without giving prior notice to CBS or its counsel; and (y) in the event that any other party attempts to obtain information or documents from you with respect to such matters, either through formal legal process such as a subpoena or by informal means such as interviews, you shall promptly notify CBS’s counsel before providing any information or documents.

(ii)

You agree to cooperate with CBS and its attorneys, both during and after the termination of your employment, in connection with any litigation or other proceeding arising out of or relating to matters in which you were involved prior to the termination of your employment. Your cooperation shall include, without limitation, providing assistance to CBS’s counsel, experts or consultants, and providing truthful testimony in pretrial and trial or hearing proceedings. In the event that your cooperation is requested after the termination of your employment, CBS will (x) seek to minimize interruptions to your schedule to the extent consistent with its interests in the matter; and (y) reimburse you for all reasonable and

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appropriate out-of-pocket expenses actually incurred by you in connection with such cooperation upon substantiation of such expenses, but in no event will CBS be obligated to (nor will CBS) reimburse you if such substantiation is submitted to CBS untimely (e.g., such that reimbursement would be made later than December 31 of the year following the year in which you incur a given expense.

(iii)	You agree that during the Term and at any time thereafter, to the fullest extent permitted by law, you will not testify voluntarily in any lawsuit or other proceeding which directly or indirectly involves CBS, CBS-I, CNET or any of CBS’s affiliated companies, or which may create the impression that such testimony is endorsed or approved by CBS, CBS-I, CNET or any of CBS’s affiliated companies, without advance notice (including the general nature of the testimony) to and, if such testimony is without subpoena or other compulsory legal process the approval of, the Executive Vice President and General Counsel, CBS Corporation.

(iv)	CBS shall indemnify you and hold you harmless from and against any claim, loss, liability, judgment or expense (including reasonable attorneys fees) arising from or relating to your employment by CBS, so long as you have acted within the course and scope of your employment with respect to the matter for which indemnification is sought pursuant to this paragraph.

(f) No Right to Give Interviews or Write Books, Articles, Etc. During the Term, except as authorized by CBS, you shall not (i) give any interviews or speeches, or (ii) prepare or assist any person or entity in the preparation of any books, articles, television or motion picture productions or other creations, in either case, concerning CBS, or any of CBS’s affiliated companies or any of their respective officers, directors, agents, employees, suppliers or customers.

(g) Return of Property. All documents, data, recordings, or other property, whether tangible or intangible, including all information stored in electronic form, obtained or prepared by or for you and utilized by you in the course of your employment with CBS (other than your personal “Rolodex’) shall remain the exclusive property of CBS. In the event of the termination of your employment for any reason, CBS reserves the right, to the extent permitted by law and in addition to any other remedy CBS may have, to deduct from any monies otherwise payable to you the following: (i) all amounts you may owe to CBS, CNET or any of CBS’s affiliated companies at the time of or subsequent to the termination of your employment with CBS; and (ii) the value of the CBS property which you retain in your possession after the

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termination of your employment with CBS. In the event that the law of any state or other jurisdiction requires the consent of an employee for such deductions, this Agreement shall serve as such consent. CBS will notify you in advance before making any deductions pursuant to this paragraph. Notwithstanding anything in this paragraph 7(g) to the contrary, CBS will not exercise such right to deduct from any monies otherwise payable to you to the extent such offset would be a violation of Internal Revenue Code Section 409A, and the guidance and regulations promulgated thereunder (“Code Section 409A”).

(h) Non-Disparagement. You agree that, during your employment with CBS and for one year thereafter, you shall not, in any communications with the press or other media or any customer, client or supplier of CBS, CBS-I, CNET or any of CBS’s affiliated companies, criticize, ridicule or make any statement which disparages or is derogatory of CBS, CBS-I, CNET or any of CBS’s affiliated companies or any of their respective directors or senior officers. Subject to Section 7(e)(iii), nothing in this Agreement will be deemed to restrict you from providing factual information to any governmental or regulatory agency (or in any way to limit the content of any such information) to the extent you are requested or required to provide such information pursuant to applicable law or regulation. CBS similarly agrees that during the Term and for one (1) year thereafter, it shall not in any communication with the press or other media, through its directors or senior officers, criticize, ridicule or make any statement which disparages or is denigrating of Executive; provided, however, that the foregoing shall not apply to any bona fide news story unrelated to your employment with CBS (e.g., related to your running for public office, etc.).

(i) Injunctive Relief. CBS has entered into this Agreement in order to obtain the benefit of your unique skills, talent, and experience. You acknowledge and agree that any violation of paragraphs 7(a) through (h) of this Agreement will result in irreparable damage to CBS, and, accordingly, CBS may obtain injunctive and other equitable relief for any breach or threatened breach of such paragraphs, in addition to any other remedies available to CBS. CBS acknowledges that a violation of paragraph 7(h) will result in irreparable damage to you, and, accordingly, you may obtain injunctive and other equitable relief for any breach or threatened breach of such paragraph, in addition to any other remedies available to you.

(j) Survival; Modification of Terms. Your obligations under paragraphs 7(a) through (i) shall remain in full force and effect for the entire period provided therein notwithstanding the termination of your employment under this Agreement for any reason or the expiration of the Term; provided, however, that your obligations under paragraph 7(a) (but not under any other provision of this Agreement) shall cease if (a) you terminate this Agreement for “Good Reason” pursuant to paragraph 9 (b) or (b) CBS terminates your employment without Cause, and, in both instances (y) you provide CBS a written notice indicating your desire to waive your right

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to receive, or to continue to receive, termination payments and benefits under paragraph 9(c)(i) through (iii), and (z) CBS notifies you that it has, in its sole discretion, accepted your request. It is understood that if you provide written notice pursuant to (y) above, CBS will not accept such request if your intention is to accept employment or render services during the Term (nor may you do so) for any of the major competitors of CBS, CBS Interactive or CNET Networks. You and CBS agree that the restrictions and remedies contained in paragraphs 7(a) through (i) are reasonable and that it is your intention and the intention of CBS that such restrictions and remedies shall be enforceable to the fullest extent permissible by law. If a court of competent jurisdiction shall find that any such restriction or remedy is unenforceable but would be enforceable if some part were deleted or the period or area of application reduced, then such restriction or remedy shall apply with the modification necessary to make it enforceable. You acknowledge that CBS conducts its business operations around the world and has invested considerable time and effort to develop the international brand and goodwill associated with the “CBS” name. To that end, you further acknowledge that the obligations set forth in this paragraph 7 are by necessity international in scope and necessary to protect the international operations and goodwill of CBS and its affiliated companies.

8. Disability. In the event that you become “disabled” within the meaning of such term under the Short-Term Disability (“STD”) program and Long-Term Disability (“LTD”) program applicable to you while employed during the Term (such condition is referred to as a “Disability”), you will initially receive compensation under the STD program in accordance with its terms. Thereafter, you will become eligible to receive benefits under the LTD program in accordance with its terms. If you have not returned to work by December 31st of a calendar year during the Term, you will receive bonus compensation for the calendar year(s) during the Term in which you receive compensation under the STD program, determined as follows:

(i)	for the portion of the calendar year from January 1st until the date on which you first receive compensation under the STD program, bonus compensation shall be determined in accordance with the STIP (i.e., based upon the Company’s achievement of its goals and CBS’s good faith estimate of your achievement of your personal goals) and prorated for such period; and

(ii)	for any subsequent portion of that calendar year and any portion of the following calendar year in which you receive compensation under the STD program, bonus compensation shall be in an amount equal to your Target Bonus and prorated for such period(s).

Subject to paragraph 20 hereof, bonus compensation under this paragraph 8 shall be paid, less applicable deductions and withholding taxes, by February 28th of the year(s)

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following the year as to which such bonus compensation is payable. You will not receive bonus compensation for any portion of the calendar year(s) during the Term while you receive benefits under the LTD program. For the periods that you receive compensation and benefits under the STD and LTD programs, such compensation and benefits and the bonus compensation provided under this paragraph 8 are in lieu of Salary and Bonus under paragraphs 4(a) and (b).

9. Termination.

(a) Termination for Cause. CBS may, at its option, terminate your employment under this Agreement forthwith for Cause and thereafter shall have no further obligations under this Agreement, including, without limitation, any obligation to pay Salary or Bonus or provide benefits. Cause shall mean: (i) your willful and material failure substantially to perform your lawful duties to CBS (other than as a result of total or partial incapacity due to physical or mental illness) or your willful and material failure to follow the lawful direction that is appropriate to your position from an executive(s) in your reporting line; (ii) material dishonesty in the performance of your duties to CBS; (iii) conviction of a felony under the laws of the United States or any state thereof, (iv) your willful and material misconduct in connection with your duties to CBS or any willful act or omission which is materially injurious to the financial condition or business reputation of the CBS or any of its subsidiaries or affiliates; (v) your willful and material breach of the terms of this Agreement or any non-compete, non-solicitation or confidentiality provisions to which you are subject; (vi) your willful failure to cooperate with a bona fide internal investigation or investigation by regulatory or law enforcement authorities or the destruction or failure to preserve documents or other material reasonably likely to be relevant to such an investigation, or the inducement of others to fail to cooperate or to destroy or fail to produce documents or other material; or (vii) your willful failure to comply with the material written policies of CBS, including the CBS Business Conduct Statement or successor conduct statement as they apply from time to time; provided, that any act or omission that is or would constitute grounds for a termination for Cause shall not constitute such grounds for a termination for Cause if: (A) CBS does not send a notice of termination (in accordance with Section 13) to you within 45 days after CBS learns or should have learned of the occurrence of the event; or (B) in regard to section 9(a)(i) or (v) above, you cure the act or omission that would give rise to a Termination for Cause within 20 days after the delivery of the notice of termination (in accordance with Section 13).

(b) Termination “Without Cause” or For “Good Reason”. CBS may terminate your employment under this Agreement without Cause at any time during the Term by written notice to you. You shall have the right to terminate this Agreement for “Good Reason”, which shall include a reduction in your base salary, target bonus, or benefits as in effect immediately prior to such reduction; the assignment to or removal of your duties or responsibilities that result in a material diminution in you overall duties, authority or scope of responsibilities; the relocation of your employment to a

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facility or a location more than thirty (30) miles from your present location without your consent; failure of a successor upon a change in control as defined in Code Section 409A (defined below) to assume in writing and without qualification all obligations under this Agreement; and the failure of CBS to provide you with the 2008 Grant. You will give CBS written notice forty five (45) days prior to terminating the Agreement and your employment for “Good Reason,” setting forth the nature of any alleged failure, breach or refusal in reasonable detail and the conduct required to cure. Except for a failure, breach or refusal which, by its nature, cannot reasonably be expected to be cured, CBS shall have twenty (20) days from the giving of such notice within which to cure.

(c) Termination Payments/Benefits. In the event that your employment terminates under paragraph 9(b) during the Term hereof you shall thereafter receive, less applicable withholding taxes as follows:

(i)	twelve (12) months of your then current base Salary described in paragraph 4(a), payable in accordance with the Company’s then effective payroll practices (your “Regular Payroll Amount”) as follows:

a.	beginning on the regular payroll date (“Regular Payroll Dates”) following your termination of employment, you will receive your Regular Payroll Amount on the Regular Payroll Dates that occur prior to March 15th of the year following the year in which your employment terminates;

b.

beginning with the first Regular Payroll Date on or after March 15th of the year following the year in which your employment terminates, you will receive your Regular Payroll Amount, if any remains due, until you have received an amount equal to the maximum amount permitted to be paid pursuant to Treasury Regulation Section 1.409A-1(b)(9)(iii)(A) (i.e., the lesser of two times your annualized compensation or two times the Section 401(a)(17) limit for the year in which your termination occurs, $230,000 for 2008) provided, however, that in no event shall payment be made to you pursuant to this paragraph 9(d)(i)(b) later than December 31st of the second year following your termination of employment; and

c.	the balance of your Regular Payroll Amount, if any remains due, will be paid to you by payment of your Regular Payroll Amount on your Regular Payroll Dates beginning with the regular payroll date that follows the date of the final payment pursuant to paragraph 9(c)(i)(b);

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provided, however, that to the extent that you are a “specified employee” (within the meaning of Code Section 409A and determined pursuant to procedures adopted by CBS) at the time of your termination and any portion of your Regular Payroll Amount that would be paid to you during the six-month period following your termination of employment constitutes deferred compensation (within the meaning of Code Section 409A), such portion shall be paid to you on the earlier of (A) the first business day of the seventh month following the month in which your termination of employment occurs or (B) your death (the applicable date, the “Permissible Payment Date”) rather than as described in paragraph 9(d)(i)(a), (b) or (c), as applicable, and any remaining Salary, if any, shall be paid to you or your estate, as applicable, by payment of your Regular Payroll Amount on your Regular Payroll Dates commencing with the Regular Payroll Date that follows the Permissible Date. Each payment pursuant to this paragraph 9(d)(i) shall be regarded as a separate payment and not one of a series of payments for purposes of Code Section 409A.

(ii)

bonus compensation for the calendar year in which such termination occurs, based on an amount determined by prorating your Target Bonus to reflect the number of full months that you actively rendered services to CBS in the year of termination. The precise amount of bonus payable, if any, will be determined in a manner consistent with the manner bonus payout determinations are made for comparable executives, and such bonus, if any, shall be payable by February 28th of the following year. Long Term Incentive Compensation shall be paid in accordance with the terms and conditions of each Long Term Incentive grant that you have received; provided, however, that the 2008 Grant options that have not vested and become exercisable on the date of such termination but that would otherwise vest on or before the end of an eighteen (18) month period thereafter shall accelerate and vest immediately on the date of termination, and will continue to be exercisable until the greater of eighteen (18) months following the termination date or the period provided in accordance with the terms of the grant; provided, however, that in no event shall the exercise period extend beyond their expiration date;

(iii)

medical and dental insurance coverage provided under company paid COBRA benefits at no cost to you (except as hereafter described) pursuant to benefit plans determined by CBS for a twelve (12) month period, or if earlier, until the date on which you become eligible for medical and dental coverage from a third

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party; provided, that, during the period that CBS provides you with this coverage, an amount equal to the applicable COBRA premiums (or such other amounts as may be required by law) will be included in your income for tax purposes to the extent required by law and CBS may withhold taxes from your compensation for this purpose; provided, further, that you may elect to continue your medical and dental insurance coverage under COBRA at your own expense for the balance, if any, of the period required by law; provided, further, to the extent that CBS is unable to continue such benefits because of underwriting on the plan term or if such continuation would violate Code Section 105(h), CBS shall provide you with economically equivalent benefits determined on an after-tax basis (to the extent such benefit was non-taxable); and

The payments provided for in (i) above are in lieu of any other severance or income continuation or protection under any CBS plan that may now or hereafter exist.

(d) Renewal Notice / Non-Renewal. CBS shall notify you in writing six (6) months prior to the expiration of the Term of this Agreement if it does not intend to continue your employment beyond the expiration of the Term, on terms and conditions, which in the aggregate, are no less favorable than as provided herein. Unless you are notified that CBS does not intend to continue your employment, you agree that you shall negotiate exclusively with CBS for the first 60 days of the 180 days prior to expiration of the Term. Nothing contained herein shall obligate CBS to provide an increase to your compensation hereunder upon any renewal. If you remain employed beyond the end of the Term but have not entered into a new contractual relationship with CBS, or any of CBS’s affiliated companies, your continued employment shall be “at will” and on such terms and conditions as CBS may at the time establish, and either party, during such period, may terminate your employment at any time, provided, that if CBS terminates your employment during such period without cause, you shall become eligible to receive severance under the then current CBS severance policy applicable to executives at your level subject to the terms of such severance policy including your execution of a release in favor of CBS.

(e) Termination of Benefits. Notwithstanding anything in this Agreement to the contrary (except as otherwise provided in paragraph 9(c) with respect to medical and dental benefits), participation in all CBS benefit plans and programs (including, without limitation, vacation accrual, all retirement, LTD and, if applicable, excess plans) will terminate upon the termination of your employment except to the extent otherwise expressly provided in such plans or programs and subject to any vested rights you may have under the terms of such plans or programs. The foregoing shall not

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apply to the CBS Long-Term Management Incentive Plan (the “LTMIP”) and, after the termination of your employment, your rights under the LTMIP shall be governed by the terms of the LTMIP award agreements or certificates and the applicable LTMIP plans.

(f) Resignation from Official Positions. If your employment with CBS terminates for any reason, you shall be deemed to have resigned at that time from any and all officer or director positions that you may have held with CBS, CBS-I, CNET or any of CBS’s affiliated companies and all board seats or other positions in other entities you held on behalf of CBS. If, for any reason, this paragraph 9(f) is deemed insufficient to effectuate such resignation, you agree to execute, upon the request of CBS, any documents or instruments which CBS may deem necessary or desirable to effectuate such resignation or resignations, and you hereby authorize the Secretary and any Assistant Secretary of CBS to execute any such documents or instruments as your attorney-in-fact.

(g) Release and Compliance with Paragraph 9. Notwithstanding any provision herein to the contrary, CBS’ obligation to make the payments or provide any benefit provided for in paragraph 9 shall be conditioned on your execution of an effective release (with all periods for revocation set forth therein having expired), such date the “Release Effective Date,” in favor of CBS and its affiliated companies in a form satisfactory to CBS within 45 days following your termination of employment, which release will not contain covenants in addition to those set out in this Agreement (other than general covenants not to sue CBS, its employees, officers, or affiliates, and to waive any and all claims you may have against CBS, its employees, officers, or affiliates); provided, however, that if the maximum period in which the release may be revoked ends in the year following the year in which your employment terminates, then the Release Effective Date shall be deemed to be the later of (i) the first business day in the year following the year in which your employment is terminated or (ii) the Release Effective Date (without regard to this proviso). In addition, the payments and benefits described in paragraph 9(c) shall immediately cease, and CBS shall have no further obligations to you with respect thereto, in the event that you materially breach any provision of paragraph 7 hereof.

10. Death. In the event of your death prior to the end of the Term while actively employed, your beneficiary or estate shall receive (i) your Salary up to the date on which the death occurs; (ii) any Bonus earned in the prior year but not yet paid; and (iii) bonus compensation for the calendar year in which the death occurs, determined in accordance with the STIP (i.e., based upon CBS’s achievement of its goals and CBS’s good faith estimate of your achievement of your personal goals) and pro-rated for the portion of the year through the date of death, payable, less applicable deductions and withholding taxes, by February 28th of the following year. In the event of your death after the termination of your employment while you are entitled to receive compensation under paragraph 9(c), your beneficiary or estate shall receive (x) any Salary payable

Mr. Neil M. Ashe

May 15, 2008

under paragraph 9(c)(i) up to the date on which the death occurs; and (y) bonus compensation for the calendar year in which the death occurs in an amount equal to your Target Bonus and pro-rated for the portion of the year through the date of death, payable, less applicable deductions and withholding taxes, by February 28th of the following year.

11. No Acceptance of Payments. You represent that you have not accepted or given nor will you accept or give, directly or indirectly, any money, services or other valuable consideration from or to anyone other than CBS for the inclusion of any matter as part of any film, television program or other production produced, distributed and/or developed by CBS, or any of CBS’s affiliated companies.

12. Equal Opportunity Employer; Employee Statement of Business Conduct. You recognize that CBS is an equal opportunity employer. You agree that you will comply with CBS policies regarding employment practices and with applicable federal, state and local laws prohibiting discrimination on the basis of race, color, sex, religion, national origin, citizenship, age, marital status, sexual orientation, disability or veteran status. In addition, you agree that you will comply with the CBS Business Conduct Statement.

13. Notices. All notices under this Agreement must be given in writing, by personal delivery or by mail, at the parties’ respective addresses shown on this Agreement (or any other address designated in writing by either party), with a copy, in the case of CBS, to the attention of the Executive Vice President, General Counsel, CBS. Any notice given by mail shall be deemed to have been given three days following such mailing.

14. Assignment. This is an Agreement for the performance of personal services by you and may not be assigned by you or CBS except that CBS may assign this Agreement to any affiliated company of or any successor in interest to CBS.

15. California Law, Etc. You agree that this Agreement and all matters or issues arising out of or relating to your CBS employment shall be governed by the laws of the State of California applicable to contracts entered into and performed entirely therein.

16. No Implied Contract. Nothing contained in this Agreement shall be construed to impose any obligation on CBS, the Company or you to renew this Agreement or any portion thereof. The parties intend to be bound only upon execution of a written agreement and no negotiation, exchange of draft or partial performance shall be deemed to imply an agreement. Neither the continuation of employment nor any other conduct shall be deemed to imply a continuing agreement upon the expiration of the Term.

Mr. Neil M. Ashe

May 15, 2008

17. Entire Understanding. This Agreement contains the entire understanding of the parties hereto relating to the subject matter contained in this Agreement, and can be changed only by a writing signed by both parties.

18. Void Provisions. If any provision of this Agreement, as applied to either party or to any circumstances, shall be found by a court of competent jurisdiction to be unenforceable but would be enforceable if some part were deleted or the period or area of application were reduced, then such provision shall apply with the modification necessary to make it enforceable, and shall in no way affect any other provision of this Agreement or the validity or enforceability of this Agreement.

19. Supersedes Prior Agreements. With respect to the period after the Effective Time, this Agreement supersedes and cancels all prior agreements relating to your employment by the Company, including the Existing Employment Agreement.

20. Payment of Deferred Compensation – 409A.The intent of the parties is that payments and benefits under this Agreement comply with Code Section 409A and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. In no event whatsoever shall CBS be liable for any tax, interest or penalties that may be imposed on you by Code Section 409A or any damages for failing to comply with Section 409A. You acknowledge that you have been advised to obtain independent legal, tax or other counsel in connection with Code Section 409A, and you acknowledge that your decision to enter into this Agreement is based on consultation with such counsel.

21. Representations. You represent that you are not a party to any agreement or arrangement that would limit in any manner your ability to perform the duties contemplated hereunder and that you will not use any confidential information belonging to your previous employer(s) in the performance of your duties hereunder. The execution of this Agreement on behalf of CNET was authorized and approved by the CNET Networks, Inc. Board of Directors and the Compensation Committee of such Board.

22. Internal Revenue Code Section 280G. It is the parties belief that payments contemplated under this Agreement will not trigger an excise tax payable by you pursuant to Internal Revenue Code Sections 280G and 4999. Notwithstanding the foregoing, you may, in your discretion, reject such immediate vesting and/or surrender vested options to the extent such vesting, together with any other payments you may become entitled to under this Agreement that could result in the imposition of an excise tax under Sections 280G and 4999 of the Internal Revenue Code. CBS commits to retain a valuation firm of national prominence to provide a review and valuation with respect to Paragraphs 7(a) herein prior to the Effective Time. All expenses due with respect to the valuation firm shall be solely to CBS’s account. CBS shall provide you and your representatives with information respecting the valuation process, as it takes

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May 15, 2008

place, and consult with you on the same upon receiving such valuation. CBS shall consistently use such valuation as to both tax and financial reporting. Such valuation will be excluded from CBS calculations for tax purposes relative to Sections 280G and 4999, to the extent permitted by applicable law. In all other respects, the parties agree to cooperate and use all reasonable efforts to present consistent and uniform positions in the calculation and preparation of taxes pursuant to Sections 280G and 4999.

23. Arbitration If any disagreement or dispute whatsoever shall arise between the parties concerning this Agreement (including the documents referenced herein) or your employment with CBS, the parties hereto agree that such disagreement or dispute shall be submitted to arbitration before the American Arbitration Association (“AAA”), and that a neutral arbitrator will be selected in a manner consistent with its Employment Arbitration Rules and Mediation Procedures (“Rules”). Such arbitration shall be confidential and private and conducted in accordance with the Rules. Any such arbitration proceeding shall take place in San Francisco before a single arbitrator (rather than a panel of arbitrators). The parties agree that the arbitrator shall have no authority to award any punitive or exemplary damages and waive, to the full extent permitted by law, any right to recover such damages in such arbitration. Except as may be required by law, each party shall bear its respective costs (including attorney’s fees, and there shall be no award of attorney’s fees). Judgment upon the final award rendered by such arbitrator, after giving effect to the AAA internal appeals process, may be entered in any court having jurisdiction thereof. Notwithstanding anything herein to the contrary, CBS shall be entitled to seek injunctive, provisional and equitable relief in a court proceeding as a result of your alleged violation of the terms of Section 7 of this Agreement, and you hereby consent and agree to exclusive personal jurisdiction in any state or federal court located in San Francisco.

[signature page to follow]

Mr. Neil M. Ashe

May 15, 2008

If the foregoing correctly sets forth our understanding, please sign, date and return all four (4) copies of this Agreement to the undersigned for execution on behalf of CBS and CNET; after this Agreement has been executed by CBS and CNET and a fully-executed copy returned to you, it shall constitute a binding agreement between us.

Very truly yours,

CBS CORPORATION

By:	/s/ Louis J. Briskman
Name:	Louis J. Briskman
Title:	Executive Vice President and General Counsel

ON BEHALF OF CNET NETWORKS, INC. AND ITS BOARD OF DIRECTORS

By:	/s/ Andy Sherman
Name:	Andy Sherman
Title:	Senior Vice President, General Counsel and Corporate Secretary

ACCEPTED AND AGREED:

/s/ Neil M. Ashe
Neil M. Ashe

Dated: May 15, 2008